FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings

Net income/(expense) arising on HSBC Holdings long-term debt issued and related derivatives

	2013	2012	2011
	US$m	US$m	US$m
Net income/(expense) arising on:
- changes in own credit spread on long-term debt .........................................	(695)	(2,260)	1,657
- derivatives managed in conjunction with HSBC Holdings issued debt securities .........................................................................................	(1,558)	456	1,368
- other changes in fair value .........................................................................	1,213	(474)	(1,113)

	(1,040)	(2,278)	1,912

4 Net earned insurance premiums

	Non-linked insurance1	Linked life insurance	Investment contracts with DPF2	Total
	US$m	US$m	US$m	US$m
2013
Gross earned premiums .......................................................	7,002	3,012	2,384	12,398
- gross written premiums ................................................	6,963	3,012	2,384	12,359
- movement in unearned premiums ................................	39	−	-	39

Reinsurers' share of gross earned premiums ........................	(450)	(8)	-	(458)
- gross written premiums ceded to reinsurers ..................	(427)	(8)	-	(435)
- reinsurers' share of movement in unearned premiums ....................................................................	(23)	−	-	(23)

	6,552	3,004	2,384	11,940

2012
Gross earned premiums .......................................................	7,578	3,325	2,699	13,602
- gross written premiums ................................................	7,575	3,325	2,699	13,599
- movement in unearned premiums ................................	3	-	-	3

Reinsurers' share of gross earned premiums ........................	(550)	(8)	-	(558)
- gross written premiums ceded to reinsurers ..................	(512)	(8)	-	(520)
- reinsurers' share of movement in unearned premiums ....................................................................	(38)	-	-	(38)

	7,028	3,317	2,699	13,044

2011
Gross earned premiums .......................................................	7,382	2,801	3,155	13,338
- gross written premiums ................................................	7,382	2,804	3,155	13,341
- movement in unearned premiums ................................	-	(3)	-	(3)

Reinsurers' share of gross earned premiums ........................	(458)	(8)	-	(466)
- gross written premiums ceded to reinsurers ..................	(437)	(8)	-	(445)
- reinsurers' share of movement in unearned premiums ....................................................................	(21)	-	-	(21)

	6,924	2,793	3,155	12,872

1 Includes non-life insurance.
2 Discretionary participation features.

5 Net insurance claims incurred and movement in liabilities to policyholders

	Non-linked insurance1	Linked life insurance	Investment contracts with DPF2	Total
	US$m	US$m	US$m	US$m
2013
Gross claims incurred and movement in liabilities ...............	6,892	3,379	3,677	13,948
- claims, benefits and surrenders paid ..............................	3,014	1,976	2,308	7,298
- movement in liabilities ................................................	3,878	1,403	1,369	6,650

Reinsurers' share of claims incurred and movement in liabilities ...................................................	(367)	111	-	(256)
- claims, benefits and surrenders paid ..............................	(164)	(426)	-	(590)
- movement in liabilities ................................................	(203)	537	-	334

	6,525	3,490	3,677	13,692
Net insurance claims incurred and movement in liabilities to policyholders (continued)

	Non-linked insurance1	Linked life insurance	Investment contracts with DPF2	Total
	US$m	US$m	US$m	US$m
2012
Gross claims incurred and movement in liabilities ...............	6,900	3,984	3,645	14,529
- claims, benefits and surrenders paid ..............................	1,905	1,810	2,525	6,240
- movement in liabilities ................................................	4,995	2,174	1,120	8,289

Reinsurers' share of claims incurred and movement in liabilities ..................................................	(537)	223	-	(314)
- claims, benefits and surrenders paid ..............................	(217)	(681)	-	(898)
- movement in liabilities ................................................	(320)	904	-	584

	6,363	4,207	3,645	14,215
2011
Gross claims incurred and movement in liabilities ...............	6,164	2,462	3,005	11,631
- claims, benefits and surrenders paid ..............................	2,424	1,129	2,628	6,181
- movement in liabilities ................................................	3,740	1,333	377	5,450

Reinsurers' share of claims incurred and movement in liabilities ..................................................	(339)	(111)	-	(450)
- claims, benefits and surrenders paid ..............................	(245)	(56)	-	(301)
- movement in liabilities ................................................	(94)	(55)	-	(149)

	5,825	2,351	3,005	11,181

1 Includes non-life insurance.
2 Discretionary participation features.

6 Operating profit

Operating profit is stated after the following items of income, expense, gains and losses, and loan impairment charges and other credit risk provisions:

	2013	2012	2011
	US$m	US$m	US$m
Income
Interest recognised on impaired financial assets ............................................	1,261	1,261	1,604
Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities ............................................................	9,799	10,042	11,318
Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers ...............................................	3,176	2,897	3,072
Income from listed investments ...................................................................	5,432	5,850	8,283
Income from unlisted investments ................................................................	6,860	7,677	8,031

Expense
Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value .................................................	(14,610)	(17,625)	(20,965)
Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities ............................................................	(1,396)	(1,501)	(1,697)
Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers ............................	(171)	(170)	(182)
UK bank levy ...............................................................................................	(916)	(472)	(570)
Auditors' remuneration (see Note 8) ............................................................	(45)	(49)	(51)

Gains/(losses)
Impairment of available-for-sale equity securities .........................................	(175)	(420)	(177)
Gains/(losses) recognised on assets held for sale ............................................	(729)	485	55
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments ........................................................................	178	187	57
Gains on disposal of HSBC Bank (Panama) S.A ............................................	1,107	-	-
Net gains arising from dilution of interest in Industrial Bank and other associates and joint ventures .....................................................................	1,051	-	208

Loan impairment charges and other credit risk provisions ................	(5,849)	(8,311)	(12,127)
Net impairment charge on loans and advances ..............................................	(6,048)	(8,160)	(11,505)
Release/(impairment) of available-for-sale debt securities .............................	211	(99)	(631)
Release/(impairment) in respect of other credit risk provisions ....................	(12)	(52)	9

7 Employee compensation and benefits

	2013	2012	2011
	US$m	US$m	US$m

Wages and salaries ........................................................................................	16,879	17,780	18,923
Social security costs ......................................................................................	1,594	1,633	1,754
Post-employment benefits ...........................................................................	723	1,078	489

	19,196	20,491	21,166

Average number of persons employed by HSBC during the year

	2013	2012	2011

Europe .........................................................................................................	75,334	77,204	81,263
Hong Kong ...................................................................................................	28,540	28,764	30,323
Rest of Asia-Pacific ......................................................................................	85,676	88,015	92,685
Middle East and North Africa .......................................................................	9,181	8,645	8,816
North America .............................................................................................	22,568	27,396	34,871
Latin America ..............................................................................................	47,496	54,162	58,026

	268,795	284,186	305,984

Included in 'Wages and salaries' above are share-based payments arrangements, as follows:

Share-based payments income statement charge

	2013	2012	2011
	US$m	US$m	US$m

Restricted and performance share awards1 .....................................................	599	912	1,041
Savings-related and other share award option plans2 ......................................	63	96	121

	662	1,008	1,162

Equity-settled share-based payments .............................................................	630	988	1,154
Cash-settled share-based payments ................................................................	32	20	8

1 Restricted share awards include awards granted under the Group Performance Share Plan ('GPSP').
2 Includes US$1m relating to the HSBC International Employee Share Purchase Plan. This new broad-based employee plan was launched in Hong Kong in September 2013.

The above 'Share-based payments income statement charge' includes US$542m (2012: US$837m; 2011: US$974m) relating to deferred share awards. These awards are generally granted to employees early in the year following the year to which the award relates. The charge for these awards is recognised from the start of the period to which the service relates to the end of the vesting period. The vesting period is the period over which the employee satisfies certain service conditions in order to become entitled to the award. Due to the staggered vesting profile of certain deferred share awards, the employee becomes entitled to a portion of the award on an annual basis during the vesting period. The income statement charge reflects this vesting profile.

In addition, 'Wages and salaries' also includes US$154m (2012: US$111m; 2011: US$88m) in respect of deferred cash awards for current and prior performance years. The reconciliation of total incentive awards (both deferred and non-deferred) to income statement charge is as follows:

Reconciliation of total incentive awards granted to incentive awards in employee compensation and benefits

	2013	2012	2011
	US$m	US$m	US$m

Total incentive awards approved and granted for the current year1 ...............	3,920	3,689	3,966
Less: deferred bonuses awarded for the current year but not amortised ..........	(436)	(355)	(369)

Total incentives awarded and recognised in the current year .........................	3,484	3,334	3,597
Current year charges for deferred bonuses from previous years .....................	427	671	897
Other2 ..........................................................................................................	(164)	(28)	(261)

Total incentive awards for the current year included in employee compensation and benefits ........................................................................	3,747	3,977	4,233

1 This represents the amount of the Group variable pay pool that has been approved and granted. The total amount of Group variable pay pool approved by the Group Remuneration Committee is disclosed in the Directors' Remuneration Report on page 380.

2 This mainly comprises incentive awards paid to employees acting as selling agents, which form an integral part of the effective interest of a financial instrument, recognised as an adjustment to the effective interest rate and recorded in 'Interest income'.

The following table identifies the charge recognised in the current year, or expected to be recognised in future years, in relation to deferred bonus awards from the current year and prior year bonus pools.

Income statement charge for current and prior year bonus pools

	Current year bonus pool1	Prior year bonus pools	Total
	US$m	US$m	US$m

2013
Charge recognised in 2013 ............................................................................	269	427	696
Deferred share awards ................................................................................	188	354	542
Deferred cash awards .................................................................................	81	73	154

Charge expected to be recognised in 2014 or later ........................................	436	306	742
Deferred share awards ................................................................................	356	259	615
Deferred cash awards .................................................................................	80	47	127

2012
Charge recognised in 2012 ............................................................................	277	671	948
Deferred share awards ................................................................................	224	613	837
Deferred cash awards .................................................................................	53	58	111

Charge expected to be recognised in 2013 or later ........................................	355	376	731
Deferred share awards ................................................................................	315	335	650
Deferred cash awards .................................................................................	40	41	81

2011
Charge recognised in 2011 ............................................................................	165	897	1,062
Deferred share awards ................................................................................	131	843	974
Deferred cash awards .................................................................................	34	54	88

Charge expected to be recognised in 2012 or later ........................................	369	731	1,100
Deferred share awards ................................................................................	289	652	941
Deferred cash awards .................................................................................	80	79	159

1 Current year bonus pool relates to the bonus pool declared for the reporting period (2013 for the current year, 2012 for the 2012 comparatives and 2011 for the 2011 comparatives).

Share-based payments

HSBC share awards

Award	Policy	Purpose
Restricted share awards (including GPSP awards)
• Vesting of awards generally subject to continued employment with HSBC.
• Vesting is generally staggered over three years. GPSP awards vest after five years.
• Certain shares subject to a retention requirement post-vesting. In the case of GPSP awards retention applies until cessation of employment.
• Awards generally not subject to performance conditions.
• Awards granted from 2010 onwards are subject to clawback provision prior to vesting.
• Rewards employee performance and potential and supports retention of key employees. • To defer variable pay.

Movement on HSBC share awards

	Restricted share awards1
	2013	2012
	Number (000s)	Number (000s)

Outstanding at 1 January ........................................................................................................	165,589	262,241
Additions during the year .......................................................................................................	59,261	107,928
Released in the year ...............................................................................................................	(99,820)	(193,692)
Forfeited in the year ..............................................................................................................	(8,098)	(10,888)

Outstanding at 31 December ..................................................................................................	116,932	165,589

Weighted average fair value of awards granted (US$) .............................................................	10.95	8.93

1 Restricted share awards include awards granted under the Group Performance Share Plan ('GPSP').

HSBC share option plans

Main plans	Policy	Purpose
Savings-related share option plans
• Two plans: the UK plan and the International Plan. The last grant of options under the International Plan was in 2012.
• Eligible employees save up to £250 per month (or for options granted prior to 2013, the equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares.
• Exercisable within six months following either the third or fifth anniversaries of the commencement of a three-year or five-year contract, respectively, (or for options granted prior to 2013, three months following the first anniversary of the commencement of a one-year savings contract).
• The exercise price is set at a 20% (2012: 20%) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan prior to 2013 where a 15% discount was applied).
• To align the interests of all employees with the creation of shareholder value.
HSBC Holdings Group share option plan	• Plan ceased in May 2005. • Exercisable between third and tenth anniversaries of the date of grant.	• Long-term incentive plan between 2000 and 2005 during which certain HSBC employees were awarded share options.

The table on page 456 shows the movement on HSBC share option plans during the year.

Calculation of fair values

The fair values of share options at the date of grant of the option are calculated using a Black-Scholes model.

The fair value of a share award is based on the share price at the date of the grant.

Significant weighted average assumptions used to estimate the fair value of options granted

	Savings-related share option plans
	1-year plan	3-year plans	5-year plans
2013
Risk-free interest rate1 (%) ...........................................................................	n/a	0.91	1.73
Expected life (years) ....................................................................................	n/a	3	5
Expected volatility2 (%) ...............................................................................	n/a	20	20
Share price at grant date (£) .........................................................................	n/a	6.89	6.89

2012
Risk-free interest rate1 (%) ...........................................................................	0.4	0.6	1.2
Expected life (years) ....................................................................................	1	3	5
Expected volatility2 (%) ...............................................................................	25	25	25
Share price at grant date (£) .........................................................................	5.46	5.46	5.46

2011
Risk-free interest rate1 (%) ...........................................................................	0.8	1.7	2.5
Expected life (years) ....................................................................................	1	3	5
Expected volatility2 (%) ...............................................................................	25	25	25
Share price at grant date (£) .........................................................................	6.37	6.37	6.37

1 The risk-free rate was determined from the UK gilts yield curve. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2 Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC Holdings ordinary shares of similar maturity to those of the employee options.

The expected US dollar denominated dividend yield was determined to be 4.5% per annum in line with consensus analyst forecasts (2012: 5.0%; 2011: 4.5%).

HSBC subsidiary company share option plans

There are employee share option plans relating to HSBC Bank Bermuda as a result of the acquisition of this entity.

Options granted prior to public announcement of the acquisition vested on acquisition and are not included in the table below. Full details of the options under these plans that lapsed during 2013 can be found in Note 38. There were no options outstanding under these plans as at 31 December 2013.

Movement on HSBC share option plans

	Savings-related share option plans		HSBC Holdings Group share option plan
	Number (000s)	WAEP1 £	Number (000s)	WAEP1 £
2013
Outstanding at 1 January ....................................................	112,752	4.04	87,173	6.94
Granted during the year2 .....................................................	8,679	5.47	-	-
Exercised during the year3 ..................................................	(17,968)	4.56	(17,595)	6.21
Expired during the year ......................................................	(9,703)	4.47	(14,552)	4.21

Outstanding at 31 December ..............................................	93,760	4.04	55,026	7.23

At 31 December 2013
Exercise price range (£):
... 3.00 - 4.50 ....................................................................	76,091		-
... 4.51 - 6.00 ....................................................................	17,669		-
... 6.01 - 7.50 ....................................................................	-		54,744
... 7.51 - 7.96 ....................................................................	-		282
Of which exercisable ..........................................................	873		55,026
Weighted average remaining contractual life (years) ..........	1.80		0.45

2012
Outstanding at 1 January ....................................................	153,465	3.80	120,792	7.02
Granted during the year2 .....................................................	44,868	4.44	-	-
Exercised during the year3 ..................................................	(63,954)	3.47	(1,606)	6.02
Expired during the year ......................................................	(21,627)	4.82	(32,013)	7.29

Outstanding at 31 December ..............................................	112,752	4.04	87,173	6.94

At 31 December 2012
Exercise price range (£):
.. 3.00 - 4.50 .....................................................................	95,333		-
.. 4.51 - 6.00 .....................................................................	16,129		-
.. 6.01 - 7.50 .....................................................................	1,290		82,278
.. 7.51 - 9.29 .....................................................................	-		4,895
Of which exercisable ..........................................................	4,538		87,173
Weighted average remaining contractual life (years) ..........	2.26		1.11

1 Weighted average exercise price.
2 The weighted average fair value of options granted during the year was US$2.98 (2012: US$1.63).
3 The weighted average share price at the date the options were exercised was US$10.86 (2012: US$8.78) and US$10.93 (2012: US$9.00) for the savings-related share option plans and HSBC Holdings Group share option plan, respectively.

Post-employment benefit plans

Income statement charge

	2013	2012	2011
	US$m	US$m	US$m

Defined benefit pension plans .......................................................................	54	427	(172)
- HSBC Bank (UK) Pension Scheme .........................................................	(312)	169	(428)
- other plans ............................................................................................	366	258	256

Defined contribution pension plans ..............................................................	597	599	626

	651	1,026	454
Defined benefit healthcare plans ...................................................................	67	49	32
Defined contribution healthcare plans ..........................................................	5	3	3

	723	1,078	489
Net assets/(liabilities) recognised on balance sheet in respect of defined benefit plans

	2013	2012
	US$m	US$m
Defined benefit pension plans
HSBC Bank (UK) Pension Scheme ......................................................................................	2,036	2,617
- fair value of plan assets ...............................................................................................	31,665	29,092
- present value of defined benefit obligations .................................................................	(29,629)	(26,475)

Other plans .........................................................................................................................	(1,911)	(2,585)
- fair value of plan assets ...............................................................................................	8,957	9,015
- present value of defined benefit obligations .................................................................	(10,838)	(11,581)
- effect of limit on plan surpluses ...................................................................................	(30)	(19)

	125	32

Defined benefit healthcare plans
- fair value of plan assets ...................................................................................................	190	189
- present value of defined benefit obligations .....................................................................	(1,106)	(1,280)

	(916)	(1,091)

Fair value of plan assets ..........................................................................................................	40,812	38,296
Present value of defined benefit obligations .............................................................................	(41,573)	(39,336)
Effect of limit on plan surpluses ..............................................................................................	(30)	(19)

	(791)	(1,059)

Total employee benefit liabilities ............................................................................................	(2,931)	(3,905)
Total employee benefit assets .................................................................................................	2,140	2,846
Cumulative actuarial gains/(losses) recognised in other comprehensive income

	2013	2012	2011
	US$m	US$m	US$m

At 1 January .................................................................................................	(3,844)	(3,453)	(4,720)

HSBC Bank (UK) Pension Scheme ................................................................	(1,524)	208	1,945
Other plans ...................................................................................................	796	(440)	(642)
Healthcare plans ...........................................................................................	143	(154)	(61)
Change in the effect of limit on plan surpluses1 .............................................	(16)	(5)	25

Total actuarial gains/(losses) recognised in other comprehensive income ......	(601)	(391)	1,267

At 31 December2 ..........................................................................................	(4,445)	(3,844)	(3,453)

1 Excludes exchange gain of US$5m (2012: US$4m loss; 2011: US$4m loss).
2 Includes cumulative movements related to the limit on plan surpluses. This limit was US$30m at 31 December 2013 (2012: US$19m; 2011: US$18m).

HSBC pension plans

	2013	2012	2011

Number of plans worldwide ...........................................................................	216	225	230

	%	%	%
Percentage of HSBC employees:
- enrolled in defined contribution plans .....................................................	64	62	64
- enrolled in defined benefit plans .............................................................	23	23	25

- covered by HSBC pension plans .............................................................	87	85	89

HSBC has been progressively offering all new employees membership of defined contribution plans.

The majority of the Group's defined benefit plans are funded plans. The assets of most of the larger plans are held in trusts or similar funds separate from HSBC. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligations and related current service costs vary according to the economic conditions of the countries in which the plans are situated.

At 31 December 2013, the present values of the defined benefit obligations of The HSBC Bank (UK) Pension Scheme was US$29,629m (2012: US$26,475m), The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme was US$1,326m (2012:US$1,476m) and the HSBC North America (US) Retirement Income Plan was US$3,892m (2012: US$4,374m). These defined benefit pension plans covered 12% of HSBC's employees and represented 84% of the Group's present value of defined benefit obligations. The Pension Risk section on page 260 and the Appendix to Risk on page 266 contain details about the characteristics and risks and amount, timing and uncertainty of future cash flows and policies and practices associated with these three schemes.

The determinations described in the Pension Risk section on page 260 for actuarial funding valuation purposes are based on different methods and assumptions from those used for financial reporting purposes, and as a result should neither be compared nor related to other determinations included in these financial statements. There is no actuarial deficit in the Principal plan.

HSBC healthcare benefits plans

HSBC also provides post-employment healthcare benefits under plans in the UK, the US, Bermuda, Canada, Mexico and Brazil, the majority of which are unfunded. The majority of post-employment healthcare benefits plans are defined benefit plans and are accounted for in the same manner as defined benefit pension plans. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated.

At 31 December 2013, the present value of the defined benefit obligation of HSBC's healthcare benefit plans was US$1,106m (2012: US$1,280m). In aggregate, healthcare benefit plans comprised 3% of HSBC's present value of defined benefit obligations.

Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans

	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit liability
	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net defined benefit liability
At 1 January 2013	29,092	9,015	(26,475)	(11,581)	-	(19)	2,617	(2,585)
Current service cost ..............	-	-	(259)	(249)	-	-	(259)	(249)
Past service cost and gains/ (losses) from settlements ..	-	(3)	438	(41)	-	-	438	(44)
- plan amendments ..........	-	-	438	-	-	-	438	-
- curtailments ..................	-	-	-	7	-	-	-	7
- settlements1 ..................	-	(3)	-	14	-	-	-	11
- past service cost and gains and losses from settlement occurring together .........	-	-	-	(62)	-	-	-	(62)

Service cost ..........................	-	(3)	179	(290)	-	-	179	(293)

Net interest income/(cost) on the net defined benefit liability .............................	1,260	156	(1,127)	(229)	-	-	133	(73)
Remeasurement effects recognised in other comprehensive income .....	817	21	(2,341)	775	-	(16)	(1,524)	780
- return on plan assets (excluding interest income)	817	21	-	-	-	-	817	21
- actuarial gains/(losses) from changes in demographic assumptions ......................................	-	-	159	(95)	-	-	159	(95)
- actuarial gains/(losses) from changes in financial assumptions ..................	-	-	(2,453)	829	-	-	(2,453)	829
- actuarial gains/(losses) from experience ............	-	-	(47)	41	-	-	(47)	41
- changes in the effect of limit on plan surpluses2 .	-	-	-	-	-	(16)	-	(16)

Exchange differences ............	766	(59)	(740)	23	-	5	26	(31)
Contributions by HSBC .........	605	336	-	-	-	-	605	336
- normal ..........................	399	274	-	-	-	-	399	274
- special ...........................	206	62	-	-	-	-	206	62

Contributions by employees ..	38	17	(38)	(17)	-	-	-	-
Benefits paid .........................	(876)	(513)	876	452	-	-	-	(61)
Administrative costs and taxes paid by plan .............	(37)	(13)	37	13	-	-	-	-
Disposals ..............................	-	-	-	16	-	-	-	16

At 31 December 2013 ........	31,665	8,957	(29,629)	(10,838)	-	(30)	2,036	(1,911)

Retirement benefit liabilities recognised on the balance sheet							-	(2,015)
Retirement benefit assets recognised on the balance sheet (within 'Other assets') ..........................................							2,036	104
Present value of defined benefit obligation relating to:
- actives ..........................			(8,896)	(5,465)
- deferreds .......................			(8,358)	(2,144)
- pensioners .....................			(12,375)	(3,229)

Net asset/(liability) under defined benefit pension plans (continued)

	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit liability
	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net defined benefit liability3 .	26,604	8,232	(24,367)	(10,659)	-	(18)	2,237	(2,445)
At 1 January 2012
Current service cost ..............	-	-	(236)	(310)	-	-	(236)	(310)
Past service cost and gains/ (losses) from settlements ..	-	(16)		(14)	-	-	-	(30)
- plan amendments ..........	-	-	-	(51)	-	-	-	(51)
- curtailments ..................	-	-	-	11	-	-	-	11
- settlements1 ..................	-	(16)	-	26	-	-	-	10
- past service cost and gains and losses from settlement occurring together .........	-	-	-	-	-	-	-	-

Service cost ..........................	-	(16)	(236)	(334)	-	-	(236)	(340)

Net interest income/(cost) on the net defined benefit liability .............................	1,245	486	(1,178)	(404)	-	-	67	82
Remeasurement effects recognised in other comprehensive income .....	680	410	(472)	(850)	-	(5)	208	(445)
- return on plan assets (excluding interest income)	680	410	-	-	-	-	680	410
- actuarial gains/(losses) from changes in demographic assumptions ......................................	-	-	(612)	(160)	-	-	(612)	(160)
- actuarial gains/(losses) from changes in financial assumptions ..................	-	-	(740)	(746)	-	-	(740)	(746)
- actuarial gains/(losses) from experience ............	-	-	880	56	-	-	880	56
- changes in the effect of limit on plan surpluses2 .	-	-	-	-	-	(5)		(5)

Exchange differences ............	1,195	38	(1,092)	(66)	-	4	103	(24)
Contributions by HSBC .........	238	475	-	-	-	-	238	475
- normal ..........................	238	191	-	-	-	-	238	191
- special ...........................	-	284	-	-	-	-	-	284

Contributions by employees ..	37	20	(36)	(21)	-	-	1	(1)
Benefits paid .........................	(876)	(618)	875	731	-	-	(1)	113
Administrative costs and taxes paid by plan .............	(31)	(12)	31	12	-	-	-	-
Disposals ..............................	-	-	-	-	-	-	-	-

At 31 December 2012 ..........	29,092	9,015	(26,475)	(11,581)	-	(19)	2,617	(2,585)

Retirement benefit liabilities recognised on the balance sheet							-	(2,814)
Retirement benefit assets recognised on the balance sheet (within 'Other assets') ..........................................							2,617	229

Present value of defined benefit obligation relating to:
- actives ..........................			(7,625)	(5,572)
- deferreds .......................			(7,094)	(2,290)
- pensioners .....................			(11,756)	(3,719)

1 (Gains) and losses from settlements arise as the difference between assets distributed and liabilities extinguished on settlements.
2 IAS 19 discloses how the maximum economic benefit available under the effect of the asset ceiling was determined, i.e. are benefits available in the form of refunds, reductions in future contributions or a combination of both.

3 On transition to IAS 19 Revised, unrecognised past service cost of US$19m at 31 December 2012 has been recognised as an actuarial experience gain.

HSBC expects to make US$655m of contributions to defined benefit pension plans during 2014. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans

	2014	2015	2016	2017	2018	2019-2023
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme1 ..................................................	995	1,028	1,063	1,098	1,134	6,424
Other plans1 .................................	524	523	542	585	613	3,530

1 The duration of the defined benefit obligation is 19.5 years for the HSBC Bank (UK) Pension Scheme under the disclosure assumptions adopted (2012: 19.3 years) and 13.7 years for all other plans combined (2012: 14.6 years).

Included within 'Employee compensation and benefits' are components of net periodic benefit cost related to HSBC's defined benefit pension plans and other post-employment benefits, as follows:

Total (income)/expense recognised in the income statement in 'Employee compensation and benefits'

	2013	2012
	US$m	US$m
Defined benefit pension plans
Current service cost .............................................................................................................	458	503
Net interest income on the net defined benefit asset/liability ...............................................	(60)	(149)
Past service cost and (gains)/losses on settlements ...............................................................	(394)	30
Administrative costs and taxes paid by plan1 .......................................................................	50	43

	54	427
Defined benefit healthcare plans .............................................................................................	67	49

Total (income)/expense ..........................................................................................................	121	476

1 Amounts previously disclosed within 'Current service cost' disclosed separately under the requirements of IAS 19 revised.

In 2013, following consultation on various employee benefit proposals, HSBC announced to employees in the UK that the future service accrual for active members of the Defined Benefit Section ('DBS') would cease with effect from 30 June 2015. As a result, defined benefit pensions based on service to 30 June 2015 will continue to be linked to final salary on retirement (underpinned by increases in CPI) but all active members of the DBS will become members of the Defined Contribution Section from 1 July 2015. As part of these amendments, the HSBC Bank (UK) Pension Scheme ('the Scheme') will cease to deliver ill-health benefits to active members of the DBS and these benefits will, instead, be covered via insurance policies from 1 January 2015, consistent with other UK employees. This resulted in a reduction in the defined benefit obligation of the Scheme and a corresponding gain of US$430m, recorded in 'Past service cost and (gains)/losses on settlements' in the table above.

Fair value of plan assets by asset classes

	31 December 2013				31 December 2012
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC1	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC1
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
HSBC Bank (UK) Pension Scheme
Fair value of plan assets ........	31,665	26,520	5,145	2,827	29,092	22,441	6,651	5,226
Equities .............................	4,655	3,667	988	-	3,899	3,899	-	-
Bonds ................................	17,708	17,708	-	-	13,868	13,868	-	-
Contractually linked instruments ...................	2,936	2,936	-	-	1,582	1,582	-	-
Property ...........................	1,330	-	1,330	-	1,425	-	1,425	-
Derivatives .......................	2,827	-	2,827	2,827	5,226	-	5,226	5,226
Other ................................	2,209	2,209	-	-	3,092	3,092	-	-

Other plans
Fair value of plan assets ........	8,957	7,731	1,226	574	9,021	8,359	662	640
Equities .............................	2,854	2,789	65	14	2,688	2,688	-	20
Bonds ................................	4,892	4,409	483	9	4,963	4,963	-	-
Contractually linked instruments ...................	3	-	3	-	-	-	-	-
Property ...........................	104	36	68	-	108	-	108	-
Derivatives .......................	399	-	399	399	328	-	328	328
Other ................................	705	497	208	152	934	708	226	292

1 This column shows equities, bonds and contractually linked instruments issued by HSBC, property used by HSBC and derivatives entered into with HSBC.

The fair value of plan assets included derivatives entered into with HSBC Bank plc by the HSBC Bank (UK) Pension Scheme and the HSBC International Staff Retirement Benefits Scheme with positive fair values of US$2,827m at 31 December 2013 (2012: US$5,226m) and US$399m (2012: US$328m), respectively. Further details of these swap arrangements are included in Note 44.

The actual return on plan assets for the year ended 31 December 2013 was a positive return of US$2,254m (2012: positive US$2,784m).

Post-employment defined benefit plans' principal actuarial financial assumptions

The present value of the defined benefit pension obligations disaggregated by the nature of the benefits provided.

	2013			2012
	Final salary		Cash	Final salary		Cash
	pension	lump sum	balance	pension	lump sum	balance

HSBC Bank (UK) Pension Scheme ..............	25,970	3,659	-	23,430	3,045	-
Hong Kong ..................................................	-	1,362	-	-	1,476	-
US ...............................................................	3,423	233	236	3,781	318	275

The principal actuarial financial assumptions used to calculate the Group's obligations for the largest defined benefit pension plans at 31 December for each year, and used as the basis for measuring periodic costs under the plans in the following years, were as follows:

Principal actuarial assumptions

	Discount rate	Inflation rate	Rate of increase for pensions1	Rate of pay increase	Interest credit rate
	%	%	%	%	%
At 31 December 2013
UK2 .....................................................................	4.45	3.60	3.30	4.10	n/a
Hong Kong ..........................................................	2.15	n/a	n/a	4.00	n/a
US ........................................................................	4.80	2.50	n/a	n/a	4.75

At 31 December 2012
UK2 .....................................................................	4.50	3.10	2.90	3.60	n/a
Hong Kong ..........................................................	0.60	n/a	n/a	4.00	n/a
US ........................................................................	3.95	2.50	n/a	2.75	4.75

At 31 December 2011
UK2 .....................................................................	4.80	3.20	3.10	3.70	n/a
Hong Kong ..........................................................	1.47	n/a	n/a	5.00	n/a
US ........................................................................	4.60	2.50	n/a	2.75	4.75

1 Rate of increase for pensions in payments and deferred pensions (except for the UK).
2 Rate of increase for pensions in the UK is for pensions in payment only, capped at 5%. Deferred pensions are projected to increase in line with the CPI, capped at 5%. For 2010, deferred pensions were projected to increase in line with the RPI, capped at 5%.

HSBC determines the discount rates to be applied to its obligations in consultation with the plans' local actuaries, on the basis of current average yields of high quality (AA rated or equivalent) debt instruments, with maturities consistent with those of the defined benefit obligations. In countries where there is not a deep market in corporate bonds, government bond yields are used. The yield curve is extrapolated when the term of the liabilities is longer than the duration of available bonds, in which case the discount rate takes into account the term of the liabilities and the shape of the yield curve. When determining the discount rate with reference to a bond index, an appropriate index for the specific region is used.

Mortality tables and average life expectancy at age 65

	Mortality table	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:
		Aged 65	Aged 45	Aged 65	Aged 45
At 31 December 2013
UK .............................................................	SAPS S11	23.6	25.2	24.9	26.8
Hong Kong2 ...............................................	n/a	n/a	n/a	n/a	n/a
US ..............................................................	RP 2000 fully generational	21.2	23.2	23.3	25.1

At 31 December 2012
UK .............................................................	SAPS S11	23.9	25.6	25.4	27.7
Hong Kong2 ...............................................	n/a	n/a	n/a	n/a	n/a
US ..............................................................	RP 2000 fully generational	21.1	23.1	23.2	25.0

1 SAPS S1 with Continuous Mortality Investigation 2013 improvements (2012:2011improvements) and a 1.25% long-term allowance improvement. Light table with 1.01 rating for male pensioners and 1.02 rating for female pensioners.

2 The significant plans in Hong Kong are lump sum plans which do not use a post-retirement mortality table.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal defined benefit pension plan:

The effect of changes in key assumptions on the principal plan

	HSBC Bank (UK) Pension Scheme
	2013	2012
	US$m	US$m
Discount rate
Change in pension obligation at year end from a 25bps increase ..........................................	(1,352)	(1,191)
Change in pension obligation at year end from a 25bps decrease ..........................................	1,450	1,275
Change in 2014 pension cost from a 25bps increase ............................................................	(83)	(78)
Change in 2014 pension cost from a 25bps decrease ............................................................	79	76

Rate of inflation
Change in pension obligation at year end from a 25bps increase ..........................................	994	881
Change in pension obligation at year end from a 25bps decrease ..........................................	(1,137)	(842)
Change in 2014 pension cost from a 25bps increase ............................................................	53	48
Change in 2014 pension cost from a 25bps decrease ............................................................	(68)	(47)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year end from a 25bps increase ..........................................	1,301	719
Change in pension obligation at year end from a 25bps decrease ..........................................	(1,225)	(692)
Change in 2014 pension cost from a 25bps increase ............................................................	66	36
Change in 2014 pension cost from a 25bps decrease ............................................................	(64)	(34)

Rate of pay increase
Change in pension obligation at year end from a 25bps increase ..........................................	212	175
Change in pension obligation at year end from a 25bps decrease ..........................................	(205)	(173)
Change in 2014 pension cost from a 25bps increase ............................................................	15	15
Change in 2014 pension cost from a 25bps decrease ............................................................	(15)	(13)

Mortality
Change in pension obligation from each additional year of longevity assumed .....................	712	663

The effect of changes in the discount rate and in mortality rates on plans other than the principal plan

	Other plans
	2013	2012
	US$m	US$m

Change in defined benefit obligation at year-end from a 25bps increase in discount rate ..........	(364)	(379)
Change in 2014 pension cost from a 25bps increase in discount rate .......................................	(18)	(17)
Increase in defined benefit obligation from each additional year of longevity assumed .............	207	174

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings' employees in 2013 amounted to US$542m (2012: US$439m). The average number of persons employed by HSBC Holdings during 2013 was 1,525 (2012: 1,323).

Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefits Scheme. HSBC Holdings pays contributions to such plans for its own employees in accordance with the schedules of contributions determined by the Trustees of the plan and recognises these contributions as an expense as they fall due.

Directors' emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with the Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 were:

	2013	2012	2011
	US$000	US$000	US$000

Fees ..............................................................................................................	4,027	5,435	5,108
Salaries and other emoluments ......................................................................	9,488	10,316	12,906
Annual incentives .........................................................................................	7,357	13,983	12,516

Total.............................................................................................................	20,872	29,734	30,530

Vesting of long-term incentive awards ..........................................................	-	5,733	2,596

In addition, there were payments under retirement benefit agreements with former Directors of US$1,198,744 (2012: US$1,171,796). The provision at 31 December 2013 in respect of unfunded pension obligations to former Directors amounted to US$19,729,103 (2012: US$19,285,971).

During the year, aggregate contributions to pension schemes in respect of Directors were nil (2012: US$29,078).

Discretionary annual incentives for Directors are based on a combination of individual and corporate performance and are determined by the Group Remuneration Committee. Details of Directors' remuneration, share options and awards under the HSBC Share Plan and HSBC Share Plan 2011 are included in the 'Directors' Remuneration Report' on page 378 to 407.

8 Auditors' remuneration

	2013	2012	2011
	US$m	US$m	US$m

Audit fees payable to KPMG1 .......................................................................	43.4	47.2	48.8
Audit fees payable to non-KPMG entities .....................................................	1.1	1.4	1.9

Total auditors' remuneration ........................................................................	44.5	48.6	50.7

1 Fees payable to KPMG for HSBC Holdings' statutory audit and audit of HSBC's subsidiaries, pursuant to legislation.

The following fees were payable by HSBC to the Group's principal auditor, KPMG Audit Plc and its associates (together 'KPMG'):

Fees payable by HSBC to KPMG

	2013	2012	2011
	US$m	US$m	US$m

Fees for HSBC Holdings' statutory audit1 ......................................................	12.9	13.2	12.7
-. relating to current year .........................................................................	12.6	12.8	12.4
-. relating to prior year ............................................................................	0.3	0.4	0.3

Fees for other services provided to HSBC .....................................................	67.5	67.3	74.4
Audit of HSBC's subsidiaries2 ....................................................................	30.5	34.0	36.1
Audit-related assurance services3 ...............................................................	27.4	23.6	25.7
Taxation-related services:
- taxation compliance services ............................................................	1.3	2.1	2.8
- taxation advisory services .................................................................	1.3	1.3	1.5
Other assurance services ...........................................................................	0.5	1.1	1.3
Other non-audit services4 ..........................................................................	6.5	5.2	7.0

Total fees payable ........................................................................................	80.4	80.5	87.1

1 Fees payable to KPMG for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They include amounts payable for services relating to the consolidation returns of HSBC Holdings' subsidiaries which are clearly identifiable as being in support of the Group audit opinion. Until 2012, these fees were included in 'Fees for other services provided to HSBC'. Comparative information has been updated accordingly. The adjustment reduced 'Fees for other services provided to HSBC' and increased 'Fees for HSBC Holdings' statutory audit' by US$10.5m in 2011. There was no effect on basic or diluted earnings per share following the change.

2 Fees payable for the statutory audit of the financial statements of HSBC's subsidiaries.
3 Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews.
4 Including valuation and actuarial services, translation services, ad-hoc accounting advice, review of financial models, advice on IT security and business continuity, corporate finance transactions and performing agreed-upon IT testing procedures.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, services related to litigation and recruitment and remuneration.

Fees payable by HSBC's associated pension schemes to KPMG

	2013	2012	2011
	US$000	US$000	US$000

Audit of HSBC's associated pension schemes ................................................	379	256	248
Audit related assurance services ....................................................................	5
Taxation-related services .............................................................................	-	-	11
-. taxation advisory services .....................................................................	-	-	11

Total fees payable ........................................................................................	384	256	259

No fees were payable by HSBC's associated pension schemes to KPMG for the following types of services: audit related assurance services, internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.

In addition to the above, KPMG estimate they have been paid fees of US$5.3m (2012: US$3.3m; 2011: US$8.6m) by parties other than HSBC but where HSBC is connected with the contracting party and may therefore be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the HSBC Group.

9 Tax

Tax expense

	2013	2012	2011
	US$m	US$m	US$m
Current tax
UK corporation tax ......................................................................................	(8)	250	820
- for this year ...........................................................................................	103	60	462
- adjustments in respect of prior years ......................................................	(111)	190	358

Overseas tax1 ...............................................................................................	3,949	5,560	4,255
- for this year ...........................................................................................	3,947	5,421	4,155
- adjustments in respect of prior years ......................................................	2	139	100

	3,941	5,810	5,075

Deferred tax .................................................................................................	824	(495)	(1,147)
Origination and reversal of temporary differences .....................................	739	(269)	(1,178)
Effect of changes in tax rates ....................................................................	93	66	(3)
Adjustments in respect of prior years ........................................................	(8)	(292)	34

Tax expense .................................................................................................	4,765	5,315	3,928

1 Overseas tax included Hong Kong profits tax of US$1,133m (2012: US$1,049m; 2011: US$997m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2012: 16.5%; 2011: 16.5%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2013		2012		2011
	US$m	%	US$m	%	US$m	%

Profit before tax .....................................................	22,565		20,649		21,872

Tax at 23.25% (2012: 24.5%; 2011: 26.5%) ..........	5,246	23.25	5,057	24.5	5,796	26.5
Effect of differently taxed overseas profits .............	(177)	(0.8)	(57)	(0.3)	(492)	(2.2)
Adjustments in respect of prior period liabilities .....	(117)	(0.5)	37	0.2	495	2.3
Deferred tax temporary differences not recognised/ (previously not recognised) .................................	332	1.5	374	1.8	(923)	(4.2)
Effect of profits in associates and joint ventures .....	(543)	(2.4)	(872)	(4.3)	(865)	(4.0)
Tax effect of disposal of Ping An ...........................	(111)	(0.5)	(204)	(1.0)	-	-
Tax effect of reclassification of Industrial Bank .....	(317)	(1.4)	-	-	-	-
Non-taxable income and gains ................................	(871)	(3.9)	(542)	(2.6)	(613)	(2.8)
Permanent disallowables .........................................	647	2.9	1,092	5.3	467	2.1
Change in tax rates .................................................	93	0.4	78	0.4	(3)	-
Local taxes and overseas withholding taxes .............	551	2.4	581	2.8	267	1.2
Other items ............................................................	32	0.1	(229)	(1.1)	(201)	(0.9)

Tax expense ...........................................................	4,765	21.1	5,315	25.7	3,928	18.0

The effective tax rate for the year was 21.1% compared with 25.7% for 2012. The effective tax rate for the year benefited from the non-taxable gain on the reclassification of Industrial Bank as a financial investment and the disposal of our operations in Panama and our investment in Ping An. The effective tax rate in 2012 was higher because of the non tax deductible effect of fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanction laws.

The UK Government announced that the main rate of corporation tax for the year beginning 1 April 2013 will reduce from 24% to 23%, to be followed by a further 2% reduction to 21% for the year beginning 1 April 2014 and a 1% reduction to 20% for the year beginning 1 April 2015. The reduction in the corporate tax rate to 23%, which was enacted through the 2012 Finance Act, and this resulted in a weighted average rate of 23.25% for 2013 (2012: 24.5%; 2011: 26.5%). The reductions to 21% and 20% that were announced in the 2012 Autumn Statement and 2013 Budget, respectively, became enacted through the 2013 Finance Act on 17 July 2013. It is not expected that the future rate reductions will have a significant effect on the Group.

The Group's legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Deferred taxation

The table overleaf shows the gross deferred tax assets and liabilities recognised in the balance sheet and the related amounts recognised in the income statement, other comprehensive income and directly in equity.

The amounts presented in the balance sheet are different from the amounts disclosed in the table overleaf as they are presented after offsetting asset and liability balances where HSBC has the legal right to set-off and intends to settle on a net basis.

The net deferred tax assets totalled US$6.5bn at 31 December 2013 (2012: US$6.5bn). The main items to note are:

US

The net deferred tax asset relating to HSBC's operations in the US was US$4.4bn (2012: US$4.6bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$0.7bn (2012: nil), deductible temporary differences in respect of loan impairment allowances of US$1.2bn (2012: US$2.0bn) and other temporary differences of US$2.5bn (2012: US$2.6bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off, or if earlier, when the impaired loan is sold. The tax deduction is often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings' commitment to continue to retain sufficient capital in North America to recover the deferred tax asset, it is expected that there will be sufficient taxable income generated by the business to realise these assets. Management projections of profits from the US operations are prepared for a ten year period and include assumptions about future house prices and US economic conditions, including unemployment levels.

Management projections of profits from the US operations currently indicate that tax losses and tax credits will be fully recovered by 2017. The current level of the deferred tax asset in respect of loan impairment allowances and other deductible temporary differences is projected to reduce over the ten year period.

As there has been a recent history of losses in HSBC's US operations, management's analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies on capital support from HSBC Holdings, including tax planning strategies in relation to such support. The principal strategy involves generating future taxable profits through the retention of capital in the US in excess of normal regulatory requirements in order to reduce deductible funding expenses or otherwise deploy such capital to increase levels of taxable income. As financial performance in our US operations improves it is anticipated that projected future profits from US operations will be relied on in the evaluation of the recognition of the deferred tax asset in future periods.

Brazil

The net deferred tax asset relating to HSBC's operations in Brazil was US$1.0bn (2012: US$0.9bn). The deferred tax assets included in this total reflected the carry forward of tax losses of US$0.1bn (2012: nil), deductible temporary differences in respect of loan impairment allowances of US$0.7bn (2012: US$0.9bn) and other temporary differences of US$0.2bn (2012: nil).

Deductions for loan impairments for Brazilian tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

Management projections of profits from the Brazilian operations currently indicate that the tax losses will be fully recovered within the next five years and that the other temporary differences will be recovered within the next ten years. Loan impairment deductions are recognised for tax purposes typically within two years of the accounting recognition.

On the evidence available, including historic levels of profitability, management projections of income and the state of the Brazilian economy, it is anticipated that there will be sufficient taxable income generated by the business to realise these assets when deductible for tax purposes.

Mexico

The net deferred tax asset relating to HSBC's operations in Mexico was US$0.5bn (2012: US$0.6bn). The deferred tax assets included in this total related primarily to deductible temporary differences in respect of accounting provisions for the loan portfolio. The annual deduction for loan impairment charges was historically capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry.

Following the clarification of tax law by the Mexican fiscal authority during the second quarter of the year, which led to a write down of the deferred tax assets on loan impairments of US$0.3bn, management's analysis of the recognition of these deferred tax assets now relies on the primary strategy of selling certain loan portfolios, the losses on which are deductible for tax in Mexico when sold. Any such deductions for tax would lead to the reversal of the carried forward loan impairment provision recognised for deferred tax purposes.

On the evidence available, including historical and projected levels of loan portfolio growth, loan impairment rates and profitability, it is anticipated that the business will now realise these assets over a shorter period, within the next 6 years, than originally was the case under the previous strategy of projecting loan portfolio growth, loan impairment rates and profitability, which anticipated that the assets would be realised within the next 15 years.

Movement of deferred tax assets and liabilities before offsetting balances within countries

	Retirement benefits	Loan impairment provisions	Unused tax losses and tax credits	Accelerated capital allowances and assets leased to customers	Available- for-sale investments	Cash flow hedges	Share- based payments	Fee income	Derivatives, FVOD1 and other investments	Insurance technical provisions	Expense provisions	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Assets ........................	469	3,912	617	473	-	285	305	-	1,530	-	1,457	(22)	9,026
Liabilities ...................	-	-	-	(226)	(1,203)	(44)	-	(105)	(162)	(815)	-	(10)	(2,565)

At 1 January ..............	469	3,912	617	247	(1,203)	241	305	(105)	1,368	(815)	1,457	(32)	6,461
Acquisitions and disposals .................	-	-	(9)	-	(3)	1	-	-	-	-	-	(26)	(37)
Income statement ......	(419)	(985)	399	123	(53)	(91)	(49)	42	(165)	(72)	47	399	(824)
Other comprehensive income ...................	169	-	-	-	1,026	38	-	-	(12)	-	-	-	1,221
Equity ........................	-	-	-	-	-	-	(2)	-	-	-	-	-	(2)
Foreign exchange and other adjustments ............	55	(90)	(29)	35	(65)	(2)	(1)	4	(21)	47	(106)	(100)	(273)

At 31 December ......	274	2,837	978	405	(298)	187	253	(59)	1,170	(840)	1,398	241	6,546

Assets ........................	274	2,837	978	549	-	211	253	-	1,383	-	1,398	461	8,344
Liabilities ...................	-	-	-	(144)	(298)	(24)	-	(59)	(213)	(840)	-	(220)	(1,798)

2012
Assets ........................	742	4,448	1,328	131	-	487	286	-	302	35	1,389	(17)	9,131
Liabilities ...................	(107)	-	-	(595)	(557)	(137)	-	(737)	(329)	(627)	(68)	234	(2,923)

At 1 January ..............	635	4,448	1,328	(464)	(557)	350	286	(737)	(27)	(592)	1,321	217	6,208
Acquisitions and disposals .................	-	-	-	-	-	-	-		(2)	(1)	(4)	10	3
Income statement ......	(313)	(590)	(692)	737	(270)	(9)	(52)	616	1,337	(214)	102	(157)	495
Other comprehensive income ...................	174	-	(33)	-	(395)	(90)	-	-	-	-	-	-	(344)
Equity ........................	-	-	-	-	-	-	45	-	-	-	-	-	45
Foreign exchange and other adjustments ............	(27)	54	14	(26)	19	(10)	26	16	60	(8)	38	(102)	54

At 31 December ........	469	3,912	617	247	(1,203)	241	305	(105)	1,368	(815)	1,457	(32)	6,461

Assets ........................	469	3,912	617	473	-	285	305	-	1,530	-	1,457	(22)	9,026
Liabilities ...................	-	-	-	(226)	(1,203)	(44)	-	(105)	(162)	(815)	-	(10)	(2,565)

1 Fair value of own debt.

On 8 September 2013, the Mexican Government proposed a number of tax reforms that were approved by the Chamber of Senate on 31 October 2013 and published in the Official Gazette on 11 December 2013. The tax reforms include a new basis of tax deduction for loan impairment charges that will allow banks to recognise tax deductions as and when loans are written off the balance sheet. The reforms also brought in transitional rules to allow banks to continue to claim any unclaimed deductions with regard to the 2.5% pool as at 31 December 2013. These transitional rules are subject to further clarification by the Mexican fiscal authority. It is not expected that the tax reform will have a significant effect on the deferred tax assets held in HSBC's operations in Mexico.

There were no material carried forward tax losses or tax credits recognised within the Group's deferred tax assets in Mexico.

UK

The net deferred tax asset relating to HSBC's operations in the UK was US$0.4bn (2012: US$0.3bn). The deferred tax asset in respect of the carry forward of tax losses and tax credits reversed in full during the year (2012: US$0.3bn). The closing net deferred tax asset represents other temporary differences of US$0.4bn (2012: nil).

On the evidence available, including historical levels of profitability and management projections of future income it is anticipated that there will be sufficient taxable income generated by the business to recover the net deferred tax asset within the next ten years.

Unrecognised deferred tax

The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was US$22.0bn (2012: US$16.6bn). These amounts included unused state losses arising in our US operations of US$17.3bn (2012: US$12.6bn).

Of the total amounts unrecognised, US$5.0bn (2012: US$3.9bn) had no expiry date, US$1.0bn (2012: US$0.3bn) was scheduled to expire within ten years and the remaining will expire after ten years.

Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where remittance or other realisation is not probable, and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. No amount is disclosed for the unrecognised deferred tax or the 2013 and 2012 temporary differences associated with such investments as it is impracticable to determine the amount of income taxes that would be payable when any temporary differences reverse. Deferred tax of US$20m (2012: US$269m) has, however, been provided in respect of distributable reserves of associates that, on distribution, would attract withholding tax.

HSBC Holdings

Movement of deferred tax assets

	Accelerated capital allowances	Short-term timing differences	Available- for-sale investments	Fair valued assets and liabilities	Share- based payments	Unused tax losses	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
At 1 January ...............	2	-	(31)	31	12	-	14
Income statement .......	-	4	-	(12)	(1)	-	(9)
Other comprehensive income ....................	-	-	8	-	-	-	8
Equity .........................	-	-	-	-	-	-	-

At 31 December .......	2	4	(23)	19	11	-	13

2012
At 1 January ...............	-	-	(4)	46	9	40	91
Income statement .......	2	-	-	(15)	(7)	(40)	(60)
Other comprehensive income ....................	-	-	(27)	-	-	-	(27)
Equity .........................	-	-	-	-	10	-	10

At 31 December .........	2	-	(31)	31	12	-	14

The amount of unused tax losses for which no deferred tax asset is recognised in the balance sheet was US$3,405m (2012: US$1,775m) of which US$9m (2012: US$9m) relate to capital losses. The losses have no expiry date.

10 Dividends

Dividends to shareholders of the parent company

	2013			2012			2011
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m
Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend ..................	0.18	3,339	540	0.14	2,535	259	0.12	2,119	1,130
In respect of current year:
- first interim dividend ...............................	0.10	1,861	167	0.09	1,633	748	0.09	1,601	204
- second interim dividend ..................	0.10	1,864	952	0.09	1,646	783	0.09	1,603	178
- third interim dividend ...............................	0.10	1,873	864	0.09	1,655	639	0.09	1,605	720

	0.48	8,937	2,523	0.41	7,469	2,429	0.39	6,928	2,232
Quarterly dividends on preference shares classified as equity
March dividend ..............	15.50	22		15.50	22		15.50	22
June dividend ..................	15.50	23		15.50	23		15.50	23
September dividend ........	15.50	22		15.50	22		15.50	22
December dividend .........	15.50	23		15.50	23		15.50	23

	62.00	90		62.00	90		62.00	90

Quarterly coupons on capital securities classified as equity1

	2013		2012		2011
	Per share	Total	Per share	Total	Per share	Total
	US$	US$m	US$	US$m	US$	US$m

January coupon ............................	0.508	44	0.508	44	0.508	44
March coupon ..............................	0.500	76	0.500	76	0.500	76
April coupon ................................	0.508	45	0.508	45	0.508	45
June coupon .................................	0.500	76	0.500	76	0.500	76
July coupon ..................................	0.508	45	0.508	45	0.508	45
September coupon ........................	0.500	76	0.500	76	0.500	76
October coupon ............................	0.508	45	0.508	45	0.508	45
December coupon .........................	0.500	76	0.500	76	0.500	76

	4.032	483	4.032	483	4.032	483

1 HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008 which are classified as equity under IFRSs.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2013 of US$0.19 per ordinary share, a distribution of approximately US$3,578m. The fourth interim dividend will be payable on 30 April 2014 to holders of record on 13 March 2014 on the Hong Kong Overseas Branch Register and 14 March 2014 on the Principal Register in the UK or the Bermuda Overseas Branch Register. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2013.

On 15 January 2014, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$44m. No liability is recorded in the balance sheet at 31 December 2013 in respect of this coupon payment.

11 Earnings per share

'Basic earnings per ordinary share' is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. 'Diluted earnings per ordinary share' is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company

	2013	2012	2011
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company ............................	16,204	14,027	16,797
Dividend payable on preference shares classified as equity ............................	(90)	(90)	(90)
Coupon payable on capital securities classified as equity ...............................	(483)	(483)	(483)

Profit attributable to the ordinary shareholders of the parent company ........	15,631	13,454	16,224

Basic and diluted earnings per share

	2013			2012			2011
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic1 ........................................	15,631	18,530	0.84	13,454	18,125	0.74	16,224	17,700	0.92
Effect of dilutive potential ordinary shares ......................		124			146			222
- Savings-related Share Option Plan ......................		36			23			45
-. Other plans .......................		88			123			177

Diluted1 .....................................	15,631	18,654	0.84	13,454	18,271	0.74	16,224	17,922	0.91

1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The weighted average number of dilutive potential ordinary shares excluded 60m employee share options that were anti-dilutive (2012: 103m; 2011: 151m).

12 Segmental analysis

HSBC's operates a matrix management structure which includes geographical regions, global businesses and global functions. HSBC's operating segments are Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa ('MENA'), North America and Latin America. These geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of HSBC's business activities and the economic environments in which it operates.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

HSBC's chief operating decision-maker is the Group Management Board ('GMB') which operates as a general management committee under the direct authority of the Board. Information provided to GMB to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm's length basis and are eliminated in arriving at the total. Shared costs are included in operating segments on the basis of the actual recharges made.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by global business.

• Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

• Commercial Banking ('CMB') offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers its customers access to products and services offered by other global businesses, for example Global Banking & Markets ('GB&M'), which include foreign exchange products, raising capital on debt and equity markets and advisory services.

• GB&M provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, money markets and securities services, and principal investment activities.

• Global Private Banking ('GPB') provides a range of services to high net worth individuals and families with complex and international needs within the Group's priority markets.

Financial information

In the following segmental analysis, the benefit of shareholders' funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Profit/(loss) for the year

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net interest income ........................	10,693	5,993	5,439	1,486	5,742	6,186	−	35,539
Net fee income ...............................	6,032	3,877	2,059	622	2,143	1,701	−	16,434
Net trading income/(expense) .........	4,423	1,570	456	357	948	936	−	8,690
Other income /(expense) ................	(181)	1,763	4,024	38	(30)	1,745	(3,377)	3,982

Net operating income1 ....................	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645

Loan impairment charges and other credit risk provisions ...................	(1,530)	(137)	(361)	42	(1,197)	(2,666)	−	(5,849)

Net operating income .....................	19,437	13,066	11,617	2,545	7,606	7,902	(3,377)	58,796

Employee compensation and benefits ....................................................	(7,175)	(2,624)	(3,042)	(634)	(3,098)	(2,623)	−	(19,196)
General and administrative expenses ....................................................	(9,479)	(2,019)	(2,390)	(607)	(3,051)	(2,896)	3,377	(17,065)
Depreciation and impairment of property, plant and equipment ....	(559)	(225)	(167)	(35)	(176)	(202)	−	(1,364)
Amortisation and impairment of intangible assets ..........................	(400)	(177)	(41)	(13)	(91)	(209)	−	(931)

Total operating expenses ................	(17,613)	(5,045)	(5,640)	(1,289)	(6,416)	(5,930)	3,377	(38,556)

Operating profit .............................	1,824	8,021	5,977	1,256	1,190	1,972	−	20,240

Share of profit in associates and joint ventures ......................................	1	68	1,787	438	31	−	−	2,325

Profit before tax .............................	1,825	8,089	7,764	1,694	1,221	1,972	−	22,565

Tax expense ...................................	(1,279)	(1,312)	(858)	(328)	(313)	(675)	−	(4,765)

Profit for the year ..........................	546	6,777	6,906	1,366	908	1,297	−	17,800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014